July 21, 2016

James M. Loree
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053

Dear Jim:

The Board of Directors of Stanley Black & Decker, Inc. (the “Company”) has determined that it is in the best interests of the Company and its shareholders for you to be appointed as the Company’s Chief Executive Officer (“CEO”). We are pleased to summarize the terms of your new position in this letter:

1. You will become CEO, and a member of the Board of Directors of the Company (“Board”), on August 1, 2016. You will also continue to serve as President of the Company (“President”).

2. Your initial compensation as CEO will consist of the following:

—       Your annual salary rate will be increased to $1,200,000.

—       The 2016 annual cash bonus award granted to you in March 2016 pursuant to the Management Incentive Compensation Plan (“MICP”) will continue to remain in effect and your target bonus opportunity under such award will continue to be 100% of your base salary on January 1, 2016. Your target bonus opportunity for fiscal year 2017 will be 150% of your annual base salary in effect on January 1, 2017. Your annual cash bonus opportunities for subsequent fiscal years will be determined by the Board.

—       In connection with your promotion, you will receive a special grant of stock options with an aggregate grant date value (as determined for financial reporting purposes) equal to $3 million, vesting ratably based on your continued employment with the Company (but not based on the attainment of performance conditions) over a four-year period on each anniversary of the grant date, and having other terms determined by the Board. Such stock options (along with your annual equity compensation awards described below) will be granted pursuant to the Company’s 2013 Long-Term Incentive Plan or a successor thereto.

—       Following your promotion, you will be eligible to receive annual equity compensation awards as determined by the Board. Such annual equity compensation awards will be granted to you at the same time that annual equity grants are made to senior executives of the Company. In December 2016, you will receive awards of stock options and restricted stock units with an aggregate grant date value (as determined for financial reporting purposes) ranging from approximately $3.7 million to approximately $4.0 million. With respect to fiscal year 2017, it is expected that you will receive equity awards with a target aggregate grant date value (as determined for financial reporting purposes) of approximately $8 million. At least 50% of the grant date value of annual equity awards granted each year will consist of performance share units, while the balance will consist of a mix of stock options and restricted stock units or other instruments determined by the Board in its sole discretion from time to time.

—       You will be eligible to participate in the employee benefit plans and perquisite programs (including paid time off) provided to other senior executives in accordance with the Company’s plans and policies. In addition, you will continue to participate in the Company’s Supplemental Executive Retirement Plan.

—       The benefits, policies and compensation programs referenced in this Section 2 may be terminated or amended from time to time.

3. Your employment as CEO of the Company is “at will” and may be terminated by the Company or you at any time for any reason. Upon your termination of employment, the Company will pay you any earned but unpaid base salary, as well as any earned annual bonus with respect to a prior fiscal year that has not been paid.

If the Company terminates your employment for any reason other than for Cause (each capitalized term used but not defined in this letter has the meaning given in Exhibit A), death or Disability, or you terminate your employment for Good Reason, then (A) on the sixtieth (60th) day following your termination date, the Company will pay to you a lump sum in cash equal to two times the sum of (i)  your then-current annual salary plus (ii) your annual bonus target amount for the year in which your termination occurs and (B) the Company will provide or arrange to provide you and your eligible dependents, at no greater cost to you than if you were an active employee of the Company, medical, dental, life, vision and prescription drug insurance benefits no less favorable than those provided to senior executives of the Company and their eligible dependents, in each case for twenty-four (24) months following your termination, or, if sooner, until you become eligible for such benefits from a new employer (of which you will promptly notify the Company).

The severance benefits described above are subject to your (i) executing and delivering a customary mutual waiver and release of claims specified by the Company, and such waiver and release becoming irrevocable, not later than 60 days after your date of termination and (ii) compliance with the noncompetition and other restrictive covenants set forth in Exhibit B.

Notwithstanding anything herein to the contrary, unless your employment is earlier terminated by you or the Company, (A) you will be deemed to have given notice to the Board, on the date that you attain age 65, that you intend to retire from all positions with the Company and its subsidiaries on the 30th day following the date of such deemed notice (the “Retirement Date”) and (B) your employment as CEO and President, along with all other positions that you hold with the Company and its subsidiaries and affiliates (including, unless otherwise mutually agreed by you and the Board, as a member of the Board), will automatically terminate, effective as of the Retirement Date, without any further action on your part.

Upon termination of your employment with the Company for any reason, you will be deemed to have resigned, effective as of your date of termination, from all positions with the Company and its subsidiaries (including, unless otherwise mutually agreed by you and the Board, as a member of the Board), and you will execute any additional documentation that is requested by the Company.

4. You agree to comply with the confidentiality, nonsolicitation and other restrictive covenants in Exhibit B. The Section 409A compliance principles in Exhibit C will also apply to this letter.

5. The Company will provide you with the indemnification protections described in Exhibit D.

6. You agree that (A) you will be subject to the Company’s Stock Ownership Guidelines for Executive Officers, as amended from time to time (the “Stock Ownership Guidelines”) and (B) the initial target ownership requirement applicable to you under the Stock Ownership Guidelines will be six (6) times your annual base salary (as in effect from time to time). The target ownership requirement applicable to you under the Stock Ownership Guidelines may be adjusted from time to time by the Board in its sole discretion.

7. This letter will be governed by, and construed in accordance with, the laws of the State of Connecticut, without reference to principles of conflict of laws. Except for the Company’s right to seek injunctive relief, all disputes arising in connection with this letter will be settled by expedited arbitration conducted before a panel of three (3) arbitrators sitting in Hartford, Connecticut, in accordance with the rules of the American Arbitration Association then in effect. The decision of the arbitrators in that proceeding will be binding on you and the Company. Judgment may be entered on the award of the arbitrators in any court having jurisdiction.

8. The Company and you acknowledge that this letter (together with the Exhibits hereto) constitutes the entire understanding between the Company and you with respect to the subject matter hereof and supersedes any other prior agreement or other understanding, whether oral or written, express or implied, concerning the same. This letter supersedes in its entirety the Employment Agreement, dated November 2, 2009, between the Company and you. This letter is personal to you and is not assignable by you, and will be binding upon the Company and its successors.

Sincerely,

STANLEY BLACK & DECKER, INC.

By:
Name: Bruce H. Beatt
Title: Senior Vice President,
General Counsel & Secretary

JAMES M. LOREE

By:

[Signature Page To Employment Letter]

EXHIBIT A
DEFINITIONS

“Cause” means (A) your willful and continued failure to substantially perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness) that has not been cured within thirty (30) calendar days after a written demand for substantial performance is delivered to you by the Board, which demand specifically identifies the manner in which the Board believes that you have not substantially performed your duties, (B) the willful engaging by you in conduct which is demonstrably and materially injurious to the Company or its affiliates, (C) your conviction of (or plea of nolo contendere to) any felony or any other crime involving dishonesty, fraud or moral turpitude, (D) any violation of the Company’s policies relating to compliance with applicable laws that has a material adverse effect on the Company or its affiliates or (E) your material breach of any restrictive covenant set forth in this letter.

“Change in Control Severance Agreement” means the Second Amended and Restated Change in Control Severance Agreement, dated as of the date hereof, between the Company and you, as further amended.

“Disability” means you are disabled within the meaning of the Company’s long-term disability policy for salaried employees (or any successor thereto) or, if there is no such policy in effect, if (A) you are unable to substantially perform your duties hereunder for 120 business days within a period of 180 consecutive business days as a result of physical or mental illness or injury, and (B) a physician selected by the Company and you (or your estate) has determined that you are totally and permanently disabled.

“Good Reason” means the occurrence, without your consent, of any of the following circumstances: (A) the assignment to you of any duties materially inconsistent with your status as the Company’s Chief Executive Officer or a material adverse alteration in the nature or status of your responsibilities, unless the Company has cured such events within thirty (30) calendar days after the receipt of written notice thereof, (B) failure of the Company to nominate you to, or your removal by the Company from, the Board (in each case, prior to the date you attain age 65), (C) a material breach by the Company of this letter, (D) a reduction in your annual salary or annual bonus target amount, except for across-the-board salary reductions similarly affecting all senior executives of the Company or (E) the Company’s election not to renew the Change in Control Severance Agreement; provided that, for the avoidance of doubt, the Company’s amendment of the Change in Control Severance Agreement in a manner that does not materially and adversely affect your rights thereunder shall not constitute Good Reason.

A termination of employment by you for Good Reason will be effectuated by giving the Company written notice of the termination, setting forth in reasonable detail the specific conduct of the Company that constitutes Good Reason, except that no termination by you will be treated as a termination for Good Reason unless the notice is given within forty-five (45) calendar days following the date you first have knowledge of the event or circumstance alleged to constitute Good Reason. A termination of employment by you for Good Reason will be effective thirty (30) calendar days following the date when the notice is given, unless the event or circumstance constituting Good Reason is remedied by the Company in accordance with the foregoing.

“Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulation and other Internal Revenue Service guidance promulgated thereunder.

EXHIBIT B
RESTRICTIVE COVENANTS

(a) During your employment with the Company and its subsidiaries and at all times thereafter, you will hold in a fiduciary capacity for the benefit of the Company any and all information of the Company and its subsidiaries that is not generally known by others with whom they compete or do business, or with whom they plan to compete or do business and any and all information not readily available to the public, which, if disclosed by the Company or its subsidiaries could reasonably be of benefit to such person or business in competing with or doing business with the Company (“Confidential Information”). Confidential Information includes, without limitation, such information relating to the (i) development, research, testing, manufacturing, operational processes, marketing and financial activities, including costs, profits and sales, of the Company and its subsidiaries, (ii) techniques, know how, processes, strategies, systems, databases, applications, programs, software, products and all formulas therefor, (iii) costs, sources of supply, financial performance and strategic plans of the Company and its subsidiaries, (iv) identity and special needs of actual and potential customers and suppliers of the Company and its subsidiaries, (v) people and organizations with whom the Company and its subsidiaries have business relationships and those relationships and (vi) employee identity and lists, and employee compensation and benefits. “Confidential Information” also includes comparable information that the Company or any of its subsidiaries have received belonging to others or which was received by the Company or any of its subsidiaries pursuant to an agreement by the Company that it would not be disclosed.

You hereby acknowledge and agree that (A) Confidential Information is a valuable, special and unique asset of the Company and its subsidiaries and (B) you will not, directly or indirectly, during or at any time after your employment with the Company and its subsidiaries, use or disclose Confidential Information or any part of such Confidential Information in a manner that is inconsistent with your fiduciary responsibilities with respect to the Company and its subsidiaires. You also agree that you will not, at any time during or after your employment with the Company and its subsidiaries, render any services to any person, business, or entity to which Confidential Information will inevitably be disclosed as a result of your rendering of such services.

Notwithstanding the foregoing, this letter is not intended to and shall be interpreted in a manner that does not limit or restrict you from exercising any legally protected whistleblower rights (including pursuant to Rule 21F under the U.S. Securities Exchange Act of 1934, as amended).

(b) During your employment with the Company and its subsidiaries and for a period of two (2) years after the date you terminate such employment for any reason (the “Restriction Period”), you will not, without the written consent of the Board, directly or indirectly, as employee, agent, consultant, stockholder, director, manager, co-partner or in any other individual or representative capacity, own, operate, manage, control, engage in, invest in or participate in any manner in, act as consultant or advisor to, render services for (alone or in association with any person, firm, corporation or entity), or otherwise assist any person or entity (other than the Company) that engages in or owns, invests in, operates, manages or controls any venture or enterprise that directly or indirectly engages or proposes to engage in any Competitive Business. “Competitive Business” means any line of business that is (i) for purposes of the portion of the Restriction Period that occurs during your employment with the Company and its subsidiaries, substantially the same as any line of any operating business that the Company and its subsidiaries are then engaged in and (ii) with respect to the portion of the Restriction Period that commences on your termination of employment with the Company and its subsidiaries, substantially the same as any line of any operating business that the Company and its subsidiaries are engaged in on the date of termination, in the case of clause (ii), that during the Company’s four preceding fiscal quarters constituted at least 10% of the “net sales” of the Company and its subsidiaries.

(c) During the Restriction Period, you will not, without the written consent of the Board, directly or indirectly, (i) solicit, encourage or induce or attempt to solicit, encourage or induce, any person who provides services to the Company and its subsidiaries, whether as an employee, consultant, independent contractor or agent, or any entity which provides services to the Company and its subsidiaries under an agency relationship, to terminate his, her or its employment, services or other relationship with the Company and its subsidiaries or affiliates or (ii) hire or offer employment or retain the services of any person who was employed by, or provided services to, the Company or any of its subsidiaries within the six (6) month period preceding the date of such hiring or offer of employment or offer to retain services; or (iii) solicit, entice, persuade or induce (in each case, other than pursuant to non-targeted, general advertisements) any person or entity doing business with the Company and its subsidiaries or affiliates, to terminate such relationship or to refrain from extending or renewing the same.

(d) During the Restriction Period, you will not, directly or indirectly, solicit or do business with or attempt to solicit or do business with any customer or prospective customer of the Company and its subsidiaries, whether or not you knew of or had personal contact with such customer or prospective customer while employed by the Company, with respect to activities which compete in whole or in part with the activities of the Company and its subsidiaries. For purposes of this clause (d), (i) “customer” means any person, business, or entity with whom the Company and its subsidiaries transacts business during your employment with the Company or, for purposes of the portion of the Restriction Period occurring after your termination of employment with the Company and its subsidiaries, who transacted business with the Company and its subsidiaries within the twelve (12) month period immediately preceding your date of termination and (ii) “prospective customer” means any person, business, or entity with whom the Company and its subsidiaries makes contact during your employment with the Company and it s subsidiaries or, for purposes of the portion of the Restriction Period occurring after your termination of employment with the Company and its subsidiaries, who made contact within the twelve (12) month period immediately preceding your termination of employment for the purpose of soliciting the sale of goods and/or services of the Company and its subsidiaries.

(e) You will be required to promptly return to the Company upon your date of termination or at any other time the Company may so request, all notes, records, documents, files and memoranda (including in electronic format and all copies of such materials) constituting Confidential Information you may then possess or have under your control; provided, however, that you may retain your personal correspondence, diaries and other items of a personal nature. You may not retain any copies of any Confidential Information or other Company property. You agree not to remove any Company Property or tangible Confidential Information from the premises of the Company and its subsidiaries, except as required in the performance of your work for the Company and its subsidiaries. For purposes of this Agreement, “Company Property” means any property (i) owned by the Company, (ii) situated on the Company’s premises, or (iii) provided to you by the Company and its subsidiaries.

(f) You agree that, in addition to any other remedies available to the Company, the Company will be entitled to injunctive relief in the event of any actual or threatened breach of the restrictive covenants in this Exhibit B without the necessity of posting any bond, it being acknowledged and agreed that any breach or threatened breach such covenants will cause irreparable injury to the Company and that money damages alone will not provide an adequate remedy to the Company. You also agree that the Company will be entitled to recover from you all attorney’s fees, expenses and costs incurred by the Company in connection with your breach or threatened breach of the restrictive covenants in this Exhibit B. If a court of competent jurisdiction determines that any provision or restriction in this Exhibit B unreasonable or unenforceable, the Company and you agree that such court will modify such restriction or provision so that it becomes a reasonable and enforceable restriction on your activities. If any provision or restriction of this Exhibit B determined to be unenforceable, the remaining provisions and restrictions shall not be affected by such determination.

EXHIBIT C
SECTION 409A COMPLIANCE

(a) A termination of employment will not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Section 409A).

(b) Notwithstanding anything to the contrary, if you are a “specified employee” (within the meaning of Section 409A and determined pursuant to procedures adopted by the Company) at the time of your separation from service and if any portion of the payments or benefits to be received by you upon separation from service would be considered deferred compensation under Section 409A, any such portion that would otherwise be payable pursuant to this letter during the six-month period immediately following your separation from service (the “Delayed Payments”) or provided pursuant to this letter (the “Delayed Benefits”) during the six-month period immediately following your separation from service (such period, the “Delay Period”) will instead be paid or made available on the earlier of (i) the first business day of the seventh month following the date of your separation from service or (ii) your death (the applicable date, the “Permissible Payment Date”). The Company will reimburse you for the after-tax cost incurred by you in independently obtaining any Delayed Benefits (the “Additional Delayed Payments”); provided, that with respect to reimbursement relating to such Additional Delayed Payments, such reimbursement will be made on the Permissible Payment Date and will be subject to this Exhibit C. Any Delayed Payments will bear interest at the United States 5-year Treasury Rate plus 2%, which accumulated interest will be paid to you on the Permissible Payment Date.

(c) With respect to any amount of expenses eligible for reimbursement under this letter, such expenses will be reimbursed by the Company within thirty (30) calendar days following the date on which the Company receives the applicable invoice from you but in no event later than December 31 of the year following the year in which you incurs the related expenses.

(d) Any amount of expenses eligible for reimbursement shall be made (A) in accordance with the reimbursement payment date set forth in this letter or (B) where the applicable provision does not provide for a reimbursement date, thirty (30) calendar days following the date on which the expenses are incurred, but, in each case, no later than December 31 of the year following the year in which you incur the related expenses; provided, that in no event will the reimbursements or in-kind benefits to be provided by the Company in one taxable year affect the amount of reimbursements or in-kind benefits to be provided in any other taxable year, nor will your right to reimbursement or in-kind benefits be subject to liquidation or exchange for another benefit.

(e) Each amount payable hereunder shall be considered a “separate payment” and not a series of payments for purposes of Section 409A. The parties intend that each such amount that qualifies for the exception from the definition of “deferred compensation” under Section 1.409A-1(b)(4) (concerning short-term deferrals) and 1.409A-1(b)(9) (concerning separation pay plans) shall be treated as exempt for purposes of paragraph (b) hereof.

EXHIBIT D
INDEMNIFICATION

To the fullest extent permitted by the Company’s certificate of incorporation and by-laws, or, if greater, by the laws of the State of Connecticut, the Company will promptly indemnify and hold you harmless for all amounts (including, without limitation, judgments, fines, settlement payments, losses, damages, costs, expenses (including reasonable attorneys’ fees), ERISA excise taxes, or other liabilities or penalties and amounts paid or to be paid in settlement) incurred or paid by you in connection with any action, proceeding, suit or investigation (the “Proceeding”) to which you are made a party, or are threatened to be made a party, by reason of the fact that you are or were a director, officer or employee of the Company or you are or were serving at the request of the Company as a director, officer, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, programs or arrangements, whether or not the basis of such Proceeding is your alleged action in an official capacity. Such indemnification will continue even if you have ceased to be a director, employee or agent of the Company or other affiliated entity and will inure to the benefit your heirs, executors and administrators. The Company will advance to you all reasonable costs and expenses incurred by you in connection with a Proceeding within fifteen (15) calendar days after receipt by the Company of a written request from you for such advance. Such request shall include an undertaking by you to timely repay the amount of such advance if it shall ultimately be determined that you are not entitled to be indemnified against such costs and expenses. The Company also agrees to maintain a director’s and officers’ liability insurance policy covering you to the extent the Company provides such coverage for its other senior executive officers. Following your employment with the Company, the Company shall continue to maintain a directors’ and officers’ liability insurance policy for your benefit which is no less favorable than the policy covering other senior officers of the Company.